

Uncommon Path Brewing is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Uncommon Path Brewing

Brewery

710 NW 5th Ave
Fort Lauderdale, FL 33311
Get directions
View Website
Connect with us
Uncommon Path Brewing previously received $68,200 of investment through Mainvest.
Profile

Data Room
Updates 17
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Uncommon Path Brewing is seeking investment to finalize buildout before opening.
This is a preview. It will become public when you start accepting investment.
Overview

Locally owned and operated brewery opening soon in Fort Lauderdale, Uncommon Path Brewing is working to create a welcoming and locally inspired taproom that will encompass live music, local art, and.. beer!

The last few years have been tough for everyone - from the chaos and uncertainty came the strong desire to follow a dream and finally accelerate the plan to open Uncommon Path Brewing. Now is the time to embrace change and follow your passions.

In the last year, we have incorporated the following items into the existing brewery space while researching possible taproom spaces and studying local demographics.

Food - Started agreements with food trucks to ensure guests can remain and enjoy a beer for as long as desired.

Pilot system - Brewing 1BBL l pilot system with fermenters.

Barrel Aging - Started a BA program with the first set of stouts currently resting in Willet barrels.

Pouring at 20+ festivals with local and national breweries

By investing in UPB, you will support a business that is passionate about bringing a great atmosphere, live music, and amazing beer to Fort Lauderdale

This is a preview. It will become public when you start accepting investment.
THE SPACE

710 NW 5th Ave will be our first home and is already under development in the downtown area. We have already started construction on the main building, walkways, kitchen/brewing space.

This is a preview. It will become public when you start accepting investment.
LOCATION

UPB is located in the heart of Fort Lauderdale, between sub-communities named Sistrunk and Progresso Village

We are also situated in a newly renovated development that consists of 2 total blocks (and the landlord is currently developing 2 more blocks to the west)

The development is named "Thrive" - the idea behind it is simple, give local businesses the ability to thrive in their local environment

This development will also be the new location of Fort Lauderdale Artwork and all city events related to arts and entertainment

HTTPS://WWW.ARTWALK.CITY/

On top of all of that that, the landlord has already committed leases to a local coffee shop, yoga studio, 3 art studios, and 2 niche restaurants (that don't serve pizza)

OUTSIDE OF THE BREWERY TAKING SHAPE

This is a preview. It will become public when you start accepting investment.

ENGINEERING IS APPROVED - CITY PERMITS TO BE ISSUED THIS WEEK!

Current Floor Plans

This is a preview. It will become public when you start accepting investment.

(STANDARD KEG) OUR BREWING EQUIPMENT BEFORE IT WENT INTO THE SHIPPING CONTAINER

Previous

Next

This is a preview. It will become public when you start accepting investment.

What started as two strangers working together, has evolved into a team of amazing humans working towards common goals. Be creative, be different, be true to you, and make a fantastic product while doing it.

THE TEAM

Joshua Breault

Owner / Brewer

Born and raised in Massachusetts, I have worked in the restaurant space since I was 16, only to chase higher income inside the IT industry. I moved to Florida 8 years ago to start a new IT job, find new resources, and explore Florida with my wife.

It's always been a goal of mine to have my restaurant, and since I've been able to drink legally, I've wanted to add house-made spirits and beer to the restaurants' offerings.

Past Industry Experience:

WAITSTAFF, BARTENDER, EXPO, PREP COOK, CHEF FOR 8+ YEARS -GM OF RUBY TUESDAYS FOR 3 YEARS

GM OF RED ROBIN FOR 1 YEAR

BREWER AT A LOCAL BREWERY FOR 2 YEARS

Marcos Cabrera

Owner / Brewer

BORN IN THE DOMINICAN REPUBLIC AND RAISED IN NEW JERSEY, FLORIDA, AND ITALY. AFTER COLLEGE, I MOVED TO GERMANY AND TRAVELED TO EXPERIENCE ALL CULTURES WITH FOOD AND LIBATIONS. MOVING BACK TO FLORIDA AS AN ADULT AND WORKING IN THE HOSPITALITY INDUSTRY FOR YEARS INTRODUCED ME TO FINE DINING. So I DECIDED TO LEAP INTO HOMEBREWING AND FIND A CAREER IN THE BEER INDUSTRY. SINCE FALLING IN LOVE WITH GASTRONOMY, WINE, AND BEER, IT WAS CLEAR TO ME THAT I WANTED TO HAVE MY RESTAURANT SOMEDAY, SERVING WINE, BEER, AND SPIRITS FROM AROUND THE WORLD, ALL WHILE CREATING MY LIBATIONS.

Past Industry Experience:

CONCIERGE FOR HIGH-END HOTELS FOR 4+ YEARS

MANAGING HOMEBREW SHOP FOR 4 YEARS -TEACHING CLASSES ON HOW TO MAKE BEER FOR 3+ YEARS

LEAD BREWER AT A LOCAL BREWERY FOR 3 YEARS

Jessalyn Breault

Accounting

Deymi Cabrera

HR

Alejo "Juan" Kiss

Capital Funding / Social Media

Glenn Cunningham

Social Media
This is a preview. It will become public when you start accepting investment.
ABOUT US
This is a preview. It will become public when you start accepting investment.
FOOD MENU
Updates
JUNE 29TH, 2023
Progress

Taproom had countertops installed today, doors installed tomorrow and final CO scheduled for next Thursday. We are shooting for the second weekend of august for our grand opening, as we get closer we will firm up that date!

MAY 19TH, 2023
12 Hours Left!

Time is literally running out - only 12 hours left to invest! Help us make Uncommon Path the best it can possibly be by investing in the final hours.

Also - rough plumbing inspection was passed this morning. Concrete is being poured Tuesday, electrical starts Wednesday and framing starts Thursday. More pictures to come soon.

MAY 18TH, 2023
33 Hours Left!

33 Hours Left!

We appreciate everyone who has invested! Anyone whos watching or is on the fence, maybe this will sway you to invest. We are on the fence about buying a refurbished canner that would allow us to push a larger amount of cans via the taproom which sells about 4x in the taproom vs what it goes to distribution at. Any extra investments would help tip the scales toward purchasing that and upping our to-go volume.

Worst case scenario - we have a budget amount to purchase a new canner within 8 months of being in production (aka the to-go volume will increase regardless of getting the canner now vs in a few months)

Again, thank you everyone for believing in our vision!

MAY 17TH, 2023
2 Days Left!

Morning Everyone!

We wanted to take a moment this morning and say how thankful we all are for each person who has invested; your trust and belief in our business is a refreshing reminder that after the last 3 years, small businesses are still alive and kicking.

Thank you!

MAY 16TH, 2023
5/14 Weekly Update!

Plumbing rough-in will be done by Friday. We have rough-in inspection scheduled for Tuesday. Concrete pours Thursday and framing starts next Monday!

TTB brewers notice is approved, applications to ABT and DBPR have been submitted and inspections will be done once we receive CO from the city and county.

We have 2 festivals this weekend that we are pouring at, and we have a limited amount of glasses for sale for festival. Let us know what you think of them

Moving fast and still on target for August opening!

MAY 12TH, 2023
7 days remaining!

Down to the final week!

In the last 3 days we have some great traction finishing out the round, a great thank you, and a shout-out is necessary

Dana forester

Kevin Bowman

Brian York

Hilario Dsouza

Kenneth Breault

Corey Vineyard

&

Sidhant Bom

Plumbing started today, the grease trap arrived along with our floor drains and sinks. More pictures to follow later today!

Thank you all!

Josh & Marcos

MAY 9TH, 2023
Plumbing Demo

The plumbing demo has begun, in the essence of cost savings we are doing a lot of the demo ourselves. The pictures are of the new bathroom trench, the main kitchen trench, and the grease trap. The concrete cutting is going to continue for the next 2 days and the trenching will go through the rest of the week - plumbing rough-in should be done by the end of next week!

MAY 7TH, 2023
Round 1 Home Stretch

With only 16 days left on this investment round, we have hit our goal of 50k, and anything over that will come off what we estimated for a second round. We anticipate that the second round will only be 25k (possibly even 15k or less), which would start with a 1.5x and taper to a 1.4x. If anyone is on the fence, don't hesitate to get in touch with Marcos or Me directly via info@uncommonpathbrewing.com, and we will happily talk to anyone and everyone!

Plumbing starts tomorrow, so we should share some new pictures with everyone soon!

Josh & Marcos

APRIL 27TH, 2023
4/27 Update

Construction is under way! We will be able to get some pictures of that once's the framing is done, right now it's concrete cutting and adding the additional 200 amp panel.

We also have be working on the staging of the taproom to make it feel warm, welcoming and comfortable. Right now there are 6 different lights hung above all our round tables and those images are being further designed in sketch up so we can ensure the overall vibe is exactly what we want it to be.

We are also going to be adding a perk for investors, (and most likely more additional perks in the future). For the first 12 months of being open - investors that are local, once a month you'll be able to come in and enjoy a free beer and get 50% off the first pizza (only beers that this won't apply to will be Barrel Aged beers). No restrictions on day or time, just come in and hang out. For investors that are out of state, every other month we will work with proxies to get a 4 pack of cans out to you. As we get closer to opening we will reach out to get all the information to make that happen.

Josh & Marcos

APRIL 17TH, 2023
4/17 Update

Happy Monday everyone!

So over the weekend we had a large investment that rounded out the 50k based offering, there is a max of 100k so there is still the ability to invest and we welcome any additional investments as there's still 33 days left.

We should have some construction photos to post later this week and provide some licensing updates with the county and state!

APRIL 13TH, 2023
4/13 Update

Hi Everyone!

We are about $300 dollars away from 25k and the 1.7x variable goes down to 1.5 after that (which is still a great ROI). Looking forward to keeping this campaign rolling and getting the Kitchen and Taproom open ASAP!

APRIL 11TH, 2023
4/11 Update

We crossed the 20k mark today! So excited to see that for so many reasons, thank you everyone for investing in our project, and by next week we should have some construction photos to share with everyone.

One of our 2 mixers are here along with the oven - the other fell over in the truck but should be here next week.

APRIL 7TH, 2023
4/7 - Appreciation and Gratitude update

Hi everyone!

Today was a great day for so many reasons, we crossed the public support backing which is the 10k mark. Then we crossed the 15k mark shortly after, and rounding out the day with just over 11k invested in 24 hours.

We appreciate all of you investing your hard earned money in our project, we can't wait to get open and start making amazing liquid and fantastic food!

Special thank you to Mark Salisbury and Chris Pecoraro who both have invested $5000 dollars or more, we can't say thank you enough but we can start with saying it once!

Thank you all so very much, more updates coming in the next few days!

Josh and Marcos

APRIL 6TH, 2023
4/6 Weekly Update

Tanks and brewhouse are all placed, trenching has started on the bar side (behind me), and the pizza oven is in its place (the walls have to be built around it). Still waiting on some parts for the exhaust fan and the condensation stack for the boil kettle, and then we can start roof penetration.

Traction from the family and friends group is getting better - there was some relatives that didn't feel comfortable with Plaid and connecting their account so they did it the manual way (which takes a few days). That said, there should be a few more people investing to over the next day or so.

Cheers!

MARCH 26TH, 2023
3/25 Weekly Update!

Some of the brewing equipment arrived this week, we are still waiting on the second container to clear customs at the port. The pizza oven and keg washer will be arriving Monday!

MARCH 16TH, 2023
3/13/23 weekly update!

Hi All, Josh here.

We are so very excited that our investment offering / opportunity was able to launch this week (yesterday to be exact)!

Today the ship container our brewing system arrived into the port of Fort Lauderdale. It'll be unloaded tomorrow and delivered to the brewery Tuesday of next week.

Once the container arrives we will post content of the unloading and setup both here and on our Instagram!

More updates coming soon!

MARCH 7TH, 2023
Outside of the Building is taking shape!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Taproom Buildout $18,650
Mainvest Compensation $1,350
Total $20,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$764,400	$1,004,745	$1,537,260	$1,614,122	$1,662,544
Cost of Goods Sold	$244,740	$278,657	$426,346	$447,663	$461,092
Gross Profit	$519,660	$726,088	$1,110,914	$1,166,459	$1,201,452

EXPENSES

Rent	$72,900	$100,800	$104,400	$104,400	$104,400
Direct Operating Expenses	$47,860	$45,120	$46,474	$51,539	$52,827
Payroll	$151,956	$163,800	$201,600	$201,600	$201,600
Marketing & Advertising	$3,150	$4,000	$4,120	$4,300	$4,500
Administrative and Overhead	$69,450	$66,180	$68,165	$74,789	$76,658
Operating Profit	$174,344	$346,188	$686,155	$729,831	$761,467

This information is provided by Uncommon Path Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $20,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends September 8th, 2023
Summary of Terms
Legal Business Name Dazed Brewing LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.8%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Completed milestones

Secure lease in new development "Thrive" located in Fort Lauderdale's Progresso Village as of 08/20/2022

Building Permits approved by Fort Lauderdale as of 3/7/2023

Received Delivery of walk-in

Current Liquid Capital is $123,000

Current paid in full assets / without lean is $186,000

Forecasted milestones

Uncommon Path Brewing forecasts the following milestones:

Complete Construction by EOM August 2023

Achieve $764,000 revenue per year by Year 1.

Achieve $558,000 profit per year by End Of Year 3

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Uncommon Path Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Uncommon Path Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Uncommon Path Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Uncommon Path Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Uncommon Path Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Uncommon Path Brewing's management or vote on and/or influence any managerial decisions regarding Uncommon Path Brewing. Furthermore, if the founders or other key personnel of Uncommon Path Brewing were to leave Uncommon Path Brewing or become unable to work, Uncommon Path Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Uncommon Path Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Uncommon Path Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Uncommon Path Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Uncommon Path Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Uncommon Path Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Uncommon Path Brewing's financial performance or ability to continue to operate. In the event Uncommon Path Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Uncommon Path Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Uncommon Path Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Uncommon Path Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Uncommon Path Brewing will carry some insurance, Uncommon Path Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Uncommon Path Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Uncommon Path Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Uncommon Path Brewing's management will coincide: you both want Uncommon Path Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Uncommon Path Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Uncommon Path Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Uncommon Path Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Uncommon Path Brewing or management), which is responsible for monitoring Uncommon Path Brewing's compliance with the law. Uncommon Path Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Uncommon Path Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Uncommon Path Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Uncommon Path Brewing, and the revenue of Uncommon Path Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Uncommon Path Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Uncommon Path Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
JWALANT K. Wellington, FL 9 days ago

Hi Joshua B, Can you please provide latest update to all investors?

Reply

Joshua B. Boca Raton, FL 9 days ago Uncommon Path Brewing Entrepreneur

I'd Love too

Reply
JWALANT K. Wellington, FL 6 days ago

Great update. Thank you

Reply
Dana F. Whitmore Lake, MI about 2 months ago

So excited for you and thrilled you will be offering live music as well :)

Reply
Joshua B. Boca Raton, FL about 2 months ago Uncommon Path Brewing Entrepreneur

It's going to be an amazing outdoor area! Local Artists and Live Music, keep the arts alive and kicking!

Reply
Dana F. Whitmore Lake, MI 2 months ago

Let's keep original live music, art and craft brewing alive!!!

Martin S. Coral Springs, FL 2 months ago

I invested because the South Florida brewery market in general and the Broward County brewery market specifically is still extremely underrepresented with regard to fully functional breweries w/taprooms. UCP will be a great addition. A number of people I know in the local brewery scene are familiar with the brewery's principle officers and speak highly of them. Looking forward to great beer!

Joshua B. Boca Raton, FL 2 months ago Uncommon Path Brewing Entrepreneur

We appreciate your investment and the communities kind words. those of not only the local beer scene but also the amazing people that live here. As locals we all look forward to, and embrace any flourishment of Fort Lauderdale (and Broward). We cant wait to have you in and the first one is on us!

Joseph S. Chattanooga, TN 2 months ago

I send greetings from Tennessee. My wife's family lives in Lauderdale so I look forward to a cold one next time we visit.

Joshua B. Boca Raton, FL 2 months ago Uncommon Path Brewing Entrepreneur

We cant wait to have you down to visit, first ones on us!

Jonathan O. Tampa, FL 3 months ago

We got this!!! 🍻

Joshua B. Boca Raton, FL 2 months ago Uncommon Path Brewing Entrepreneur

Only 8-10 more weeks!

Geraldine T. Coconut Creek, FL 3 months ago

Love paying it forward, plan to visit soon for a brew

Joshua B. Boca Raton, FL 3 months ago Uncommon Path Brewing Entrepreneur

Cant wait to have you visit! Shooting for first week of August!

Neishaa K. Fort Lauderdale, FL 3 months ago

Excited to invest in the neighborhood. Can't wait to visit when you guys open.

Joshua B. Boca Raton, FL 3 months ago Uncommon Path Brewing Entrepreneur

Excited to have you visit! We should be open in the next 10-12 weeks

Mike C. Glenview, IL 3 months ago

I just noticed your Instagram page isn't coming up today. I would love to see more activity on social media in the future for updates and to grow the business.

Joshua B. Boca Raton, FL 3 months ago Uncommon Path Brewing Entrepreneur

Thanks for your investment Mike! Our Instagram page is showing up and running from the link in Mainvest, try this link https://www.instagram.com/uncommonpathbrewing/ . We try to post 1-2 times a week, and we just posted yesterday about a festival we are pouring at in May!

Mike C. Glenview, IL 3 months ago

I invested because I love beer, food and supporting small businesses. Looking forward to seeing everything in the near future. Good luck.

Joshua B. Boca Raton, FL 2 months ago Uncommon Path Brewing Entrepreneur

Thank you Mike! We should have some demo pictures up next week!

Luis C. Plantation, FL 3 months ago

I'm a huge proponent of supporting and investing in the communities we live in, especially when they align so perfectly with things that I'm interested in. As an avid homebrewer and a love for all things craft, I can't help but to clap for those living the dream! Salud! 🍻

Joshua B. Boca Raton, FL 3 months ago Uncommon Path Brewing Entrepreneur

We appreciate you and your support 🍻

About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.